Exhibit (a)(5)(G)

ANALOG DEVICES COMPLETES TENDER OFFER

- Acquisition of Hittite Microwave expected to be completed later today.

Norwood, Massachusetts (07/22/2014) — Analog Devices, Inc. (NASDAQ: ADI), a global leader in high-performance semiconductors for signal processing applications, today announced it has completed its tender offer to purchase all outstanding shares of common stock of Hittite Microwave Corporation (NASDAQ: HITT) for $78.00 per share in cash, and ADI has accepted for payment and will promptly pay the depositary for all validly tendered shares. ADI expects to complete the acquisition of Hittite Microwave later today and will issue a press release to notify stakeholders.

The tender offer expired at 12:00 midnight, New York City time, at the end of July 21, 2014. As of the expiration of the tender offer, 23,291,991 shares of Hittite Microwave common stock had been validly tendered and not validly withdrawn, representing approximately 74.2% of Hittite Microwave’s outstanding shares of common stock.

ADI expects to complete the acquisition of Hittite Microwave through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Pursuant to the merger, each remaining eligible share of Hittite Microwave common stock will be converted into the right to receive an amount in cash equal to the same $78.00 per share in cash that will be paid in the tender offer. Eligible shares exclude shares held by ADI or Hittite Microwave or their respective wholly owned subsidiaries and those held by any stockholder of Hittite Microwave who properly demanded appraisal under Section 262 of the DGCL.

Forward-Looking Statements

This press release contains forward-looking statements regarding ADI’s planned completion of the acquisition of Hittite Microwave. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. For information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s filings with the SEC, including the risk factors contained in ADI’s most recent Quarterly Report on Form 10-Q. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

About Analog Devices

Innovation, performance, and excellence are the cultural pillars on which ADI has built one of the longest standing, highest growth companies within the technology sector. Acknowledged industry-wide as a leader in data conversion and signal conditioning technology, ADI serves over 60,000 customers, representing virtually all types of electronic equipment. ADI is headquartered in Norwood, Massachusetts, with design and manufacturing facilities throughout the world. ADI’s common stock is included in the S&P 500 Index.

For more information: Mr. Ali Husain, Analog Devices, Inc. 781-461-3282 or investor.relations@analog.com